UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, September 29, 2015

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform that on August 10, 2015, we communicated as a reserved Relevant Information Communication the subscription of a Memorandum of Understanding with Inversiones en Infraestructura de Transporte por Ductos S.A.C. (IITD) to evaluate the acquisition of a 20% participation in the shareholder equity of Gasoducto Sur Peruano S.A, which is the concessionaire of the “Improvements to the country’s energy safety and development of the Southern Gas Pipeline Project”.

In such communication it was mentioned that we would begin a process of due diligence and compliance and would be fulfilling the processes for obtaining internal authorizations in Graña y Montero S.A.A. and IITD, as well as from others which resulted necessary.

In this regard, we communicate as a Relevant Information Communication that today September 29, 2015 we have subscribed an addendum to the MoU in which the incorporation of Graña y Montero is agreed through its subsidiaries, with a participation of 20% in the Concesionaria del Gasoducto Sur Peruano, and with 29% in the construction consortium of the aforementioned project.

Such incorporation is subject to the fulfillment of certain conditions and approval processes and will mean an investment of US$ 215,000,000.00.

Additionally, the construction contract corresponding to Graña y Montero would be equivalent to approximately US$ 1,000,000,000.00 (backlog).

In this regard, our participation in the project confirms our strategy of being the Peruvian partner of choice in the major infrastructure projects in the country.

Sincerely,

____________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: September 29, 2015